EXHIBIT 3(b)

[State Seal}	DEAN HELLER Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684 5708	Certificate Of Amendment (PURSUANT TO NRS 78.385 and 78.390)	Office use only: FILED #C22099-2003 November 9, 2005
Important: Read attached instructions before completing form

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

- Remit in Duplicate -

1. Name of corporation: GPP Diversified, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

FIRST Article of the Articles of Incorporation to; The complete name of this corporation shall be Pet Express Supply, Inc.

FIFTH Article of the Articles of Incorporation to; The total number of shares of common stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares of Commnon Stock having a par value of $0.001 each share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100%

4. Officer Signature (Required):

/s/ Renea L. Yamada	/s/ Renea L. Yamada

Renea L. Yamada, President	Renea L. Yamada, Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.